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                                                   File Number 70-9203

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1
to
Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company and
the parent of the other parties)

CNG ENERGY SERVICES CORPORATION
CNG POWER COMPANY
One Park Ridge Center
P.O. Box 15746
Pittsburgh, Pennsylvania  15244-0746

CNG RETAIL SERVICES CORPORATION
One Chatham Center
Pittsburgh, Pennsylvania 15219

CNG PRODUCTS AND SERVICES, INC.
CNG Tower
Pittsburgh, Pennsylvania 15222-3199

CNG PRODUCING COMPANY
CNG Tower
1450 Poydras Street
New Orleans, Louisiana 70112-6000


Names and addresses of agents for service:


S. E. WILLIAMS, Senior Vice President and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER
General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

       2                                              File Number 70-9203


SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1.  Description of Proposed Transaction


I. INTRODUCTION

     Consolidated Natural Gas Company ("CNG" or the "Company") is a public utility holding company registered as such under the Public Utility Holding Co. Act of 1935 ("Act" or "1935 Act"). It is engaged solely in the business of owning and holding all of the outstanding securities of fourteen subsidiaries. These subsidiary companies are primarily engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, marketing and by-product operations. CNG and its subsidiaries are hereinafter referred to as the "CNG System."

II. REORGANIZATION OF CNG ENERGY SERVICES CORPORATION GROUP

	On April 21, 1998, CNG announced that it will discontinue wholesale marketing and trading of natural gas and electricity, including integrated energy management. This decision was based on the Company's perception that these activities did not provide sufficient opportunities to build shareholder value despite its determined efforts over the past five years. Wholesale margins across the industry have been driven to virtually zero in many instances. The Company does not believe that the time, cost and risk involved in further scaling up a wholesale marketing and trading company at the current

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stage of market maturity are justified, given the potential rewards.  CNG will, however, continue to compete in the unregulated retail energy marketplace.

	CNG Energy Services Corporation ("Energy Services"), a wholly-owned subsidiary of Consolidated, was principally formed to be the subsidiary in the CNG System to market at wholesale natural gas and other energy products and services. CNG Power Services Corporation ("Power Services"), a wholly-owned subsidiary of CNG and an exempt wholesale generator ("EWG") under Section 32 of the Act, engages in wholesale electricity marketing.

	In its exiting of the wholesale energy industry, CNG may sell its entire equity ownership in Energy Services and Power Services. In order to prepare these companies for disposition, a reorganization plan ("Plan") of the Energy Services Group is proposed. The Plan consists of two phases. In the first phase ("Phase I"), all of the subsidiaries of Energy Services and Power
Services would be transferred by Energy Services either through liquidating distributions pursuant to a plan of liquidation under Section 332 of the Internal Revenue Code ("Plan of Liquidation") or as dividend distributions to CNG. In the second phase ("Phase II"), some of these former direct or indirect subsidiaries of Energy Services would be retransferred by CNG to become subsidiaries of other direct or indirect subsidiaries of CNG, and two of these former subsidiaries of Energy Services would be consolidated. The form of distributions to CNG in Phase I and the timing, manner and extent of the redistributions in Phase II will depend on the business needs as well as the



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ultimate tax impact that results from such transactions.  This application seeks approval of the transactions contained in both phases of the Plan.

	Organizational charts showing the positions of all of the companies in the Energy Services group before after implementing Phase I and Phase II of the Plan are filed as Exhibit G.

III. DESCRIPTION OF THE SUBSIDIARIES OF ENERGY SERVICES AND POWER SERVICES

	Energy Services has several wholly-owned subsidiaries engaged in the energy business. The directly owned subsidiaries of Energy Services are: CNG Products and Services, Inc. (Products and Services"), CNG Power Company ("Power Company"), CNG Storage Services Company ("Storage Company"), CNG Main Pass Gas Gathering Corporation ("Main Pass"), CNG Oil Gathering Corporation ("Oil Gathering") and CNG Retail Services Corporation ("Retail Services"). Power Services has one wholly-owned subsidiary, CNG Lakewood, Inc. ("CNG Lakewood").

	The following table shows the capitalization, consisting only of common stock, of each of the Energy Services subsidiaries.

                         Number of Shares  Number of Shares    Par Value
       Subsidiary           Authorized       Outstanding       Per Share
     _______________     ________________  ________________    _________
     Products and             1,000              399            $10,000
       Services
     Power Company          112,500           22,460              1,000
     Storage Company         10,000            1,366             10,000
     Main Pass                3,000                1                  1
     Oil Gathering            4,000                1                  1
     Retail Services          5,000              600             10,000

	The activities of the above several subsidiaries of Energy Services are summarized as follows.

PRODUCTS AND SERVICES. Products and Services markets energy-related services, such as gas line maintenance protection, primarily to utility customers. Products and Services has a wholly-owned subsidiary, CNG Technologies, Inc. ("CNG Technologies"). CNG Technologies is a special purpose subsidiary owning a 20% limited partnership interest in Enertek Partners, L.P. which operates a gas industry fund that invests in smaller companies developing innovative products, processes and techniques that enhance the supply, transportation and utilization of natural gas.

POWER COMPANY. Power Company owns (i) interests in two cogeneration projects and three EWGs, (ii) all of the outstanding capital stock of CNG Market Center Services, Inc., a special purpose subsidiary holding a 50% interest in CNG/Sabine Center, a partnership offering gas hub services along the 7,200 mile pipeline system of CNG Transmission Corporation, and
(iii) a liquids division.

STORAGE COMPANY. Storage Company provides base gas for a natural gas storage field of CNG Transmission Corporation.

MAIN PASS. Main Pass is a special purpose subsidiary owning a 13.3% interest in Dauphin Island Gathering Partners, a partnership owning and



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operating a gas gathering pipeline system in the Main Pass region of the
Gulf of Mexico.

OIL GATHERING. Oil Gathering is a special purpose subsidiary owning a 33-1/3% interest in the Main Pass Oil Gathering Company, a partnership owning and operating a gathering pipeline system for oil produced in association with gas wells in the Main Pass region of the Gulf of Mexico.

RETAIL SERVICES. Retail Services markets natural gas and energy related products primarily to utility customers at retail.

	CNG Lakewood holds a 1% general partnership interest in Lakewood Cogeneration, L.P., which owns and operates an EWG in Lakewood, New Jersey. CNG Lakewood has 5,000 shares of common stock, $10,000 par value per share, authorized, of which 52 shares are outstanding.

IV. PHASE I OF THE REORGANIZATION

	Since CNG desires to retain Retail Services, Storage Services, Power Company, Main Pass, Oil Gathering and Products and Services as part of the CNG System after the disposal of Energy Services, it will be necessary to remove each of these companies from being subsidiaries of Energy Services. It is proposed that, in Phase I, all of the common stock of these subsidiaries be transferred by Energy Services to CNG pursuant to the Plan of Liquidation or as a dividend; each of the six transferred companies would thus initially be direct subsidiaries of CNG. See Exhibit G.

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V. PHASE II OF THE REORGANIZATION.

	Phase II consists of the following steps.

	(A) PRODUCTS AND SERVICES MERGED INTO RETAIL SERVICES.

	Retail Services was formed pursuant to Commission order dated January 15, 1997, HCAR No. 26647, ("January 1997 Order") which authorized Energy Services to engage in all forms of energy brokering and marketing transactions, including those involving electricity, natural gas, coal, oil, other hydrocarbons, wood chips, wastes and other combustibles, at wholesale and retail. These energy related activities could be engaged in without regard to locations or identities of clients or sources of revenues. The January 1997 Order also allowed Energy Services to create subsidiaries through which it would engage in such activities. Retail Services is, to date, the only subsidiary formed under this order. Retail Services has so far limited its activities to marketing to residential and commercial customers at retail as energy deregulation occurs on a state-by-state basis.

Commission order dated August 28, 1995, HCAR No. 26363 ("August 1995
Order"), authorized Energy Services to form Products and Services to engage in the business of certain energy related services. The August 1995 Order approved ten categories of energy-related services that could be offered: (i) a service line maintenance program; (ii) Appliance Guard, which is an extended service warranty program; (iii) Payment Power, which is a bill payment


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protection plan; (iv) routine furnace servicing; (v) a one-package appliance inspection and replacement plan; (vi) operation of a community bill payment center; (vii) the providing of energy audits and services; (viii) propane service; (ix) installation of gas fired electric generators; and (x) pipeline maintenance, construction, and managerial support services for nonaffiliated utilities.

By Commission order dated August 27, 1997, HCAR No. 26757 ("August 1997 Order"), Products and Services was allowed to offer seven additional categories of energy related services. These are: (i) sale and installation of energy-related equipment, such as electric and gas appliances, and products promoting safe energy use; (ii) safety inspection and repair services; (iii) electronic measurement services; (iv) marketing and consulting services, such as providing nonassociate utility companies and other third parties with bill insert and automated meter-reading services; (v) an expanded service line maintenance program; (vi) energy equipment customer financing; and (vii) products and services incidental to the foregoing.

	It is proposed to merge Retail Services with Products and Services for the following reasons. The products and services being offered by both companies overlap in that they are all energy-related. The customer base is essentially the same, i.e. customers of affiliated and nonaffiliated utilities. The sales techniques are the same, with marketing efforts for Products and Services currently being conducted through the personnel and facilities of Retail
Services pursuant to a service agreement.  The focus of CNG's retail marketing


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efforts would be greatly enhanced by combining the two companies, resulting in reduced marketing and administrative costs. Management's attention would be concentrated on operating the similar businesses through one company instead of two. Regulatory reporting would also be simplified, with reduced compilation and review time spent by the CNG System and by the Commission staff due to having to deal with only one set of periodic reports, rather than two.

The merger would occur by merging Products and Services into Retail
Services, with the outstanding common stock of Products and Services being cancelled and Retail Services being the surviving corporation. Thus the surviving corporation would continue to have 5,000 shares of common stock, par value $10,000 per share, authorized, and 600 shares of common stock outstanding.

	(B) 	RETAIL SERVICES SUCCEEDS TO CERTAIN AUTHORIZATIONS

	Upon merger of Products and Services into Retail Services, Retail Services would succeed to the prior 1935 Act authorizations granted to Products and Services under the August 1995 and August 1997 Orders. However, request is made for the elimination of one restriction in such orders. Both such orders state that Products and Services will provide its categories of services both within and outside of the four states of Virginia, West Virginia, Pennsylvania and Ohio where the utility-company subsidiaries of CNG are located
(collectively the "LDC States"). Both orders required that during the twelve-month period beginning on the first day of the month following the commencement


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of Products and Services' business, and for each subsequent calendar year thereafter, total revenues derived by Products and Services in LDC States will exceed total revenues similarly derived from customers in all other states. Due to the trend of energy markets in a deregulation environment to become integrated national markets, it is requested that this "50% limit" be eliminated with respect to all future revenues of Retail Services as the successor to Products and Services after the merger.

	In view of the proposed disposal of Energy Services by CNG, it is proposed that Retail Services also succeed to the authorizations granted to Energy
Services under the January 1997 Order. Specifically, Retail Services would be authorized to engage in energy marketing in the same breadth as that allowed Energy Services, and Retail Services would be permitted to form subsidiaries through which to engage in marketing activities to the same extent permitted Energy Services. CNG would provide financing to Retail Services pursuant to Rule 52 under the Act. Reporting of activities of Retail Services would continue to be in the Rule 24 Master Certificate filed under File No. 70-8667.

	(C) CNG TECHNOLOGIES BECOMES A SUBSIDIARY OF POWER COMPANY.

	By Commission order dated December 21, 1990, HCAR No. 25224 ("December 1990 Order"), CNG through Power Company was authorized to form CNG Technologies as a vehicle through which to invest up to $2,000,000 in limited partnership interests in Enertek Partners, L.P. Pursuant to authorization in Commission order dated April 22, 1996, HCAR No. 26509 ("April 1996 Order"), Products and


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Services purchased all of the outstanding common stock of CNG Technologies from
Power Company. At the time of the April 1996 Order, it was thought by management of Energy Services that the ownership of the investment in the gas industry fund more appropriately belonged with the retail operations of Products and Services. It is now thought that CNG Technologies, as a passive investment company, does not belong under an active retail marketing company, but would more appropriately be placed back under Power Company which holds other limited purpose investments. Accordingly, it is proposed that the outstanding common stock of CNG Technologies be declared as a dividend by Retail Services or Products and Services (depending as to whether these two companies have been merged) to CNG, and subsequently be transferred by CNG as a capital contribution to Power Company after it becomes a direct subsidiary of CNG.

	(D) MAIN PASS AND OIL GATHERING EACH BECOME A SUBSIDIARY OF CNG PRODUCING.

	CNG Producing Company ("Producing Company") is a wholly-owned subsidiary of Consolidated which engages in gas and oil exploration and production primarily in the Gulf of Mexico, the southern and western United States, the Appalachian region and in Canada.


	By Order dated July 26, 1995, HCAR No. 26341 ("July 1995 Order") Energy Services was authorized, without further Commission approval, through December 31, 1997, to invest an aggregate amount up to at least $150 million to acquire:



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(i) an ownership interest, which may be up to 50% of the voting or nonvoting stock, in one or more corporations established for the sole purpose of engaging in Gas Related Activities(1); (ii) either in its own name or through a wholly owned special purpose subsidiary company, up to 50% of the general partnership interests in one or more partnerships, or up to 50% voting equity interest in one or more other joint business entities such as joint ventures or limited liability companies, which are established for the sole purpose of engaging in Gas Related Activities; and/or (iii) up to 100% of the limited partnership interests in one or more partnerships established for the sole purpose of engaging in Gas Related Activities. None of the projects in which Energy Services may invest can be a public-utility company. The July 1995 Order also authorized Consolidated and Energy Services to guarantee their obligations incurred as a result of equity investments made in the joint entities up to an aggregate amount of $150 million. No such guarantees have been made to date.

	As of December 31, 1997, Energy Services had invested pursuant to the July 1995 Order $24,235,000 and $14,323,000 in the Main Pass Gathering Company and the Main Pass Oil Gathering Company, respectively. These partnerships were formed to transport the gas and oil jointly produced from the gas fields in the Main Pass region near the Alabama coast of the Gulf of Mexico. Energy Services






____________

(1) "Gas Related Activities" is defined in the July 1995 and December 1997 Orders as the purchasing, pooling, transporting, exchanging, storage and sale of gas supplies from competitively priced sources.

owns the interests in these partnerships through Main Pass and Oil Gathering, respectively. On December 31, 1996, the Main Pass Gathering Company was merged into Dauphin Island Gathering Partners, in which Energy Services now indirectly owns a 13.6% general partnership interest. Energy Services owns indirectly a 33-1/3% general partnership in Main Pass Oil Gathering Company.


The July 1995 Order was extended through December 31, 2002 through
Commission order dated December 30, 1997, HCAR No. 26807 ("December 1997 Order"). The December 1997 Order also increased the amount Energy Services may invest and the amount of guarantees which could be made to $200 million in each case. The amount that could be financed by Energy Services for "partnering" investments through selling shares of its common stock to CNG, open account advances from CNG and long-term loans from CNG was also increased by the December 1997 Order to $200 million.

	Authority is requested to transfer ownership of all of the outstanding common stock of Main Pass and Oil Gathering to be held by CNG after consummation of Phase I to Producing Company. The transfer would occur through a capital contribution by CNG of all of such stock to Producing Company.

	Main Pass and Oil Gathering were originally made subsidiaries of Energy Services consistent with the strategic business plan then in effect. That plan called for Producing Company to dramatically reduce its costs and to restructure its exploration and development activities. At the same time, it



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was contemplated that Energy Services would become a "full service" energy marketing firm, whose activities would include the ownership of production area pipelines and the provision of gathering and other field services to producers. Accordingly, Energy Services was designated to be the shareholder of both special purpose entities, Main Pass and Oil Gathering, whose functions were anticipated to resemble and potentially complement Energy Services' field service activities.

	Since this structure was implemented, the focus of CNG System energy marketing has changed significantly. Wholesale markets for gas and electricity, Energy Services' former core lines of business, have become primarily low-margin commodity markets which Energy Services is now exiting. Second, the marketing efforts of the CNG System in the future will be concentrated on entering retail markets for gas and electricity as these markets open up in accordance with utility restructuring plans approved by state regulatory commissions. Third, the market for field services has become increasingly complex and differentiated as producers have sought from providers not only the gas nomination and balancing services traditionally associated with gas supply management, but also more specialized production management, measurement and handling services.

Because of the priorities assigned to the wholesale and retail energy marketing and the increasingly complexity of the field service market, Energy Services had not acquired production area assets beyond ownership of Main Pass



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and Oil Gathering.  During the same period, Producing Company has enjoyed notable success in exploration and production activities. Since 1995, Producing Company has added significant proved reserves. As these reserves have been developed, Producing Company has committed substantial resources to managing and handling production. Further, in order to minimize the cost of shipping its gas and oil to market centers, Producing Company has also acquired considerable knowledge regarding production area pipelines and other assets, including the systems and activities of Dauphin Island Gathering Partners and Main Pass Oil Gathering Company which move very significant volumes of Producing Company's production.

	The proposed transfer of stock from Energy Services to Producing Company will permit investments in Main Pass and Oil Gathering to be placed under cost-effective management and control with the other pipelines and assets in the same producing region that Producing Company already owns and operates.

(E) PRODUCING COMPANY SUCCEEDS TO CERTAIN AUTHORIZATIONS

	As indicated above, it is proposed that Producing Company be authorized to succeed to Energy Services' interests in Main Pass and Oil Gathering, which were acquired by Energy Services pursuant to the July 1995 Order. CNG
Producing will also continue to engage in all aspects of the business of a gas producing company which substantially encompasses all of the activities defined as "Gas Related Activities" in the July 1995 Order. Also as noted above, CNG



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has decided that Energy Services is no longer to engage in the business of being the CNG System wholesale marketing component. Accordingly it is requested that CNG Producing succeed to and be substituted for Energy Services as the authorized party under the July 1995 and December 1997 Orders.

	(F) CNG LAKEWOOD BECOMES A SUBSIDIARY OF POWER COMPANY

	Power Services and CNG Lakewood are EWGs and therefore currently exempt from all provisions of the Act pursuant to Section 32(e) thereof. Power Company holds all the interests in power generating entities in the CNG System with the exception of CNG Lakewood. CNG Lakewood was originally a subsidiary of Power Company but was transferred to Power Services in 1995. In view of the probable sale of Power Services, CNG desires to transfer ownership of CNG Lakewood so that all power generating assets in the system will again be under the management of a single subsidiary of CNG. Prior to its disposition, Power Services will transfer to CNG its ownership of all of the outstanding common stock of CNG Lakewood. CNG subsequently will transfer such shares to Power Company as a contribution to capital.

V. AUTHORIZATIONS REQUESTED


	The following authorizations are hereby requested.

	1. For Retail Services, Storage Services, Power Company, Main Pass, Oil Gathering and Products and Services to become direct subsidiaries of CNG through a dividend or a distribution pursuant to the Plan of Distribution by Energy Services of all of the outstanding common stock of each of the six subsidiaries to CNG.

	2. For Products and Services to merge into Retail Services.

	3. For Retail Services to succeed to certain 1935 Act authorizations of Products and Services and Energy Services as explained in more detail above.

	4. For CNG Technologies to become a subsidiary of Power Company through a dividend by Retail Services or Products and Services, as the case may be, of all of the outstanding commons stock of CNG Technologies to CNG, and a subsequent transfer of such stock by CNG to Power Company as a contribution to capital.

5. For Main Pass and Oil Gathering to become subsidiaries of
Producing Company through a transfer of such stock by CNG to Producing Company as a contribution to capital.




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	6. For Producing Company to be authorized to succeed to certain 1935
Act authorizations of Energy Services as explained in more detail above.

	CNG Lakewood is to become a subsidiary of Power Company through a dividend by Power Services of all of the outstanding common stock of CNG Lakewood to CNG, and a subsequent transfer of such stock by CNG to Power Company as a contribution to capital. Since CNG Lakewood is an EWG, no authority is required to effect these transfers.

It is proposed that dividends declared and paid in connection with the restructuring be paid out of capital or unearned surplus, to the extent permitted under applicable corporate law, in the event the payer does not have sufficient earned surplus on its books to cover the amount of the dividend.
The payment of dividends out of capital or unearned surplus in connection with the restructuring would not in any way adversely affect the financial integrity of any company in the CNG System or the working capital of any public-utility company in the CNG System.

RULE 53 SATISFIED

	Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. Consolidated believes that Rule 53(a), (b) and (c) are satisfied in its case as follows.

	Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. Consolidated's present investments in EWGs and FUCOs satisfies the 50% limitation, and the Consolidated system will not make any additional investments in EWGs and FUCOs if such were to cause it to exceed that limitation, unless the Commission otherwise authorizes.

	Consolidated and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the SEC access to such books and records and financial statements as it may request.

	It is anticipated that a minimal number of employees of Consolidated's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the Consolidated System, and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies, thereby satisfying Rule 53(a)(3).

	All Form U-1 filings seeking authority to finance EWGs, together with related filings of Rule 24 and Item 9 of Form U5S, have been, or will be, submitted to the public utility commissions of the states having jurisdiction over the rates of the public-utility companies in the CNG System, thereby satisfying Rule 53(a)(4).

	None of the conditions described in Rule 53(b) exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.



Item 2.  Fees, Commissions and Expenses



     It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated and Energy Services in connection with the herein proposed transactions will consist of $15,000 payable to Consolidated Natural Gas Service Company, Inc. for services on a cost basis (including regularly employed counsel) for the preparation of this Application and other documents, and $2,000 for miscellaneous other expenses.

Item 3.  Applicable Statutory Provisions

	The following statutory and rule provisions under the 1935 Act are deemed applicable to the category of proposed transactions as indicated below.

Dividend or Liquidation Distribution of Securities to a Parent
__________________________________

	Sections 9(a), 10, 12(c) and (f) and Rule 46 are deemed to apply to the
(i) acquisition of securities resulting from the following dividend or liquidation distribution transactions and (ii) possible credit to other than an earned surplus account to effect any dividends.

Dividend or liquidation distribution by Energy Services to CNG of all of the outstanding common stocks of Retail Services, Storage Services, Power Company, Main Pass, Oil Gathering and Products and Services.

Dividend by Retail Services or Products and Services, as the case may be, to CNG of all of the outstanding common stock of CNG Technologies.

	The acquisition by CNG of all of the outstanding common stock of CNG Lakewood would be pursuant to Section 32(f) of the Act.

Merger of Products and Services into Retail Services
____________________________________________________

	Sections 9, 10(a) and 12(f) and Rules 43, 44 and 45 are deemed applicable to the acquisition by Retail Services of the properties and assets of Products and Services. Section 12 and Rules 42 and 45 are deemed applicable to the cancellation and extinguishing of the common stock of Products and Services. Sections 6, 7 and 12(f) and Rule 42 may be deemed applicable to the assumption of the obligations of Products and Services by Retail Services.


Capital Contributions to a Subsidiary
_____________________________________

	Sections 9(a), 10(a) and 12(f) and Rule 45 are deemed to apply to the acquisition of securities resulting from the following capital contribution transactions.

	Capital contribution by CNG to Power Company of all of the outstanding common stock of CNG Technologies.

Capital contribution by CNG to Producing Company of all of the common stock of each of Main Pass and Oil Gathering.

	The acquisition by Power Company from CNG of all of the outstanding common stock of CNG Lakewood would be pursuant to Section 32(f) of the Act.

	To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.



Item 4.  Regulatory Approval


	No state commission or Federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transaction.


Item 5.  Procedure

     It is hereby requested that the Commission issue its order with respect to the transactions proposed herein on or before June 30, 1998. Since CNG is currently negotiating to sell Energy Services to nonaffiliated parties, time is of the essence.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction. The Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements


     The following exhibits and financial statements are made a part of this statement:

     (a)  Exhibits

      A All the common stock issued by subsidiaries of CNG that are parties to the proceeding are in forms previously authorized for each such subsidiary.

      F Opinion of Counsel for Consolidated and the other parties to the Application.
           (To be filed by amendment)

      G Charts showing organization of Energy Services Group before and after implementing the Plan.

      O    Proposed Notice pursuant to Rule 22(f).



    (b)  Financial Statements

     Financial statements are not submitted with respect to the authorizations requested herein due to the immaterial effect thereof on the Company's financial statements on a consolidated basis. However, Consolidated will furnish any financial information that the Commission shall request.


Item 7.  Information as to Environmental Effects


     As more fully described in Item 1, the proposed transactions subject to the jurisdiction of this Commission relate only to the purchase and sale of securities and involve no major federal action significantly affecting the human environment.



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SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Co. Act of 1935, the undersigned companies have duly caused this amendment to be signed on their respective behalf by the undersigned thereunto duly authorized.


	CONSOLIDATED NATURAL GAS COMPANY




	By  D. M. Westfall
	    Senior Vice President and
	    Chief Financial Officer


	CNG ENERGY SERVICES CORPORATION
	CNG POWER COMPANY
	CNG RETAIL SERVICES CORPORATION
	CNG PRODUCTS AND SERVICES, INC.
	CNG PRODUCING COMPANY



	By   N. F. Chandler
	     Their Attorney
Date:  June 5, 1998